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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                Amendment No. __*


                                SearchHelp, Inc.
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  8122 2P 10 6
 -----------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Joseph Carrizzo
                              c/o SearchHelp, Inc.
                               1055 Stewart Avenue
                               Bethpage, NY 11714
 -----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

             - with copies to:   General Counsel
                                 SearchHelp, Inc.
                                 1055 Stewart Avenue
                                 Bethpage, NY 11714

                                 April 26, 2005
 -----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC1746(3-06)                                                  Page 1 of 5

CUSIP No.  8122 2P 10 6                                      Page 2 of 5
--------------------------                                 ------------------


--------- -------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Joseph Carrizzo
--------- -------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)
--------- -------------------------------------------------------------------
3.        SEC USE ONLY

--------- -------------------------------------------------------------------
4.        SOURCES OF FUNDS

          PF, 00
--------- -------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------- -------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- -------------------------------------------------------------------
NUMBER OF        7.    SOLE VOTING POWER           3,515,000
SHARES          ----- -------------------------------------------------------
BENEFICIALLY     8.    SHARED VOTING POWER                 0
OWNED BY EACH   ----- -------------------------------------------------------
REPORTING        9.    SOLE DISPOSITIVE POWER      3,515,000
PERSON WITH     ----- -------------------------------------------------------
                 10. SHARED DISPOSTIVE POWER 0
--------- -------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    3,515,000
--------- -------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------- -------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11           8.60%
--------- -------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------- -------------------------------------------------------------------

CUSIP No.  8122 2P 10 6                                      Page 3 of 5
--------------------------                                 ------------------

ITEM 1   SECURITY AND ISSUER
------   -------------------

         Title of Class of Securities
         ----------------------------

         Common Stock, $.0001 par value per share (the "Shares")

         Name and Address of Issuer
         --------------------------

         SearchHelp, Inc. (the "Issuer")
         1055 Stewart Avenue, Suite 12
         Bethpage, NY 11714

ITEM 2   IDENTITY AND BACKGROUND
------   -----------------------

    (a)  Joseph Carrizzo (the "Reporting Person")

    (b)  c/o SearchHelp, Inc. 1055 Stewart Avenue, Suite 12 Bethpage, NY 11714

    (c) The Reporting Person is the President and a member of the Board of Directors of the Issuer, whose address is set forth in Item 2(b) above.

    (d) During the past five years the Reporting Person has not been convicted in a criminal proceeding.

    (e) During the past five years the Reporting Person has not been a party to a civil proceeding as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

    (f)  United States of America.

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
------   -------------------------------------------------

On April 26, 2005, in connection with his employment agreement, the Reporting Person was granted options to purchase 3,000,000 Shares, at an exercise price of $0.20 per Share, at any time on or before April 26, 2010. At the date of this statement, 2,000,000 Shares are included in the total beneficially owned because such options have vested or will vest within 60 days. The remaining 1,000,000 options will vest on April 26, 2007.

On April 21, 2005, as compensation for certain business and marketing services provided to the Issuer, the Reporting Person was granted options to purchase 500,000 Shares, at an exercise price of $0.27 per Share, at any time on or before April 21, 2010. All of such options vested on the date of grant.

On May 21, 2004, in connection with his service on the Audit and Compensation Committees of the Issuer's Board of Directors, the Reporting Person was granted options to purchase 20,000 Shares, at an exercise price of $0.70 per Share, at any time on or before May 21, 2009. At the date of this statement, 15,000 Shares are included in the total beneficially owned because such options have vested or will vest within 60 days. The remaining 5,000 options will vest on May 21, 2007.

CUSIP No.  8122 2P 10 6                                      Page 4 of 5
--------------------------                                 ------------------

On March 12, 2004, as compensation for certain business and marketing services provided to the Issuer, the Reporting Person was granted options to purchase 750,000 Shares, at an exercise price of $0.25 per Share, at any time on or before March 12, 2009. The Issuer reported in its financial statements for 2004 that the Black-Scholes value of such options (and therefore the value of such services) was $187,500. All of such options vested on the date of grant.

In September 2001, the Reporting Person purchased 250,000 Shares directly from the Issuer for $250.00 (a purchase price of $0.001 per share) of personal funds. As these shares were purchased prior to the registration of the Shares, they are considered "founders stock."

ITEM 4   PURPOSE OF TRANSACTION
------   ----------------------

The Reporting Person owns securities of the Issuer for investment purposes and may from time to time increase or decrease his position in the Issuer's securities.

Moreover, as President of the Issuer and a member of its Board of Directors, the Reporting Person may at various times be aware of one or more plans or proposals being considered by the Issuer, which if implemented may or would have similar results to one or more of the actions listed in (a) to (j) of this Item 4. The Reporting Person expects that any benefit from any such result would inure to the Reporting Person in proportion to all other holders of the Common Stock.

Except as set forth above, the Reporting Person does not have any plans or proposals which may result or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an

CUSIP No.  8122 2P 10 6                                      Page 5 of 5
--------------------------                                 ------------------

inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j) Any action similar to any of those enumerated above.


ITEM 5   INTEREST IN SECURITIES OF THE ISSUER
------   ------------------------------------

      (a) At the date of this statement, the Reporting Person beneficially owns 3,515,000 Shares, representing 8.60% of the class. According to information provided to the Reporting Person by the Issuer, there were 37,622,556 outstanding Shares on the date of this statement.

      (b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of the Shares beneficially owned.

      (c) The Reporting Person has had no transactions during the past sixty days other than as disclosed in Item 3.

      (d) Inapplicable.

      (e) Inapplicable.


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
------    -------------------------------------------------------------------

  None.


ITEM 7    MATERIAL TO BE FILED AS EXHIBITS
------    --------------------------------

  None.


SIGNATURE
---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 20, 2006
------------------------------
Date


/s/ Joseph Carrizzo
------------------------------
(Signature)

Joseph Carrizzo
------------------------------
Name/Title